OMV

News Release

Thursday, March 7, 2002
7.30am (UK time) – 8.30am (CET)

/.omv.com

OMV
Results for the full year and fourth quarter 2001

- **Exploration and Production (E & P) and Refining and Marketing (R & M) contributed strongly to results, leading to another year of record earnings.**
- **Reported EBIT for 2001 increased by 24% to EUR 610 mn (2000: EUR 491 mn) due to the significant improvement in R & M and the benefits of OMV's implemented cost reduction programs.**
- **Clean EBIT increased by 5% to EUR 702 mn (2000: EUR 667 mn); special items decreased considerably.**
- **E & P performed well but EBIT was lower than in 2000 mainly due to lower oil prices; R & M benefited from the lack of plant turnarounds with higher sales volumes; Gas reported another stable performance and C & P benefited from increased prices and lower costs.**
- **Consolidated sales for the year increased by 4% to EUR 7,736 mn mainly driven by higher price levels and increased sales volume.**
- **Net income increased by 18% to EUR 382 mn. EPS of EUR 14.09, clean EPS of EUR 16.39 and US GAAP EPS of EUR 13.94 reflect the strong set of results.**
- **2002 results will be impacted by volatile and lower oil prices than in 2001; some pressure on margins, but mitigated by increased sales volume; strategic focus and investment will be directed towards organic growth in E & P, Marketing and melamine.**

- **Segment headlines:**

E & P:	Start of production from the Miano gas field (Pakistan).
R & M:	Refining volumes returned to normal levels; more than half of OMV's retail network now abroad.
Gas:	Legal separation of business to provide increased flexibility; transmission capacities expanded on the TAG Loop II pipeline.
C & P:	Improved market conditions and start of engineering phase of new melamine plant in Germany.

Stock price 2001 in EUR close: 94.12 high: 122.65 low: 78.88

close March 6, 2002: EUR 101.50

Thursday, March 7, 2002
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV
Results for the full year and fourth quarter 2001

Q4/01	Q4/00	in EUR million (mn)	2001	2000
100	141	**Earnings before interest and tax (EBIT)**	610	491
157	272	**Clean EBIT**	702	667
95	120	**Income from ordinary activities**	570	453
61	81	**Net income**	382	323
81	129	**Net income according to US GAAP**	389	359
1,964	2,057	**Sales** [1]	7,736	7,454
83	90	**Net cash provided by operating activities**	786	611
5,659	5,757	**Employees**	5,659	5,757

[1] Sales excluding petroleum excise tax

OMV, the Central European oil and gas group, today announces its results for the full year and fourth quarter ended December 31, 2001. The Company has again posted a record full year result, achieving marked improvements despite a deteriorating business climate during the year. Reported EBIT was up by 24% to EUR 610 mn and clean EBIT was up 5% to 702 mn. Profitability also improved: ROACE for the Group grew to 14% (2000: 12%), ROfA increased to 20% (2000: 16%) and ROE was stable at 18%.

The management of OMV is recommending the same dividend per share for 2001 as in 2000, EUR 4.3 (EUR 3 and EUR 1.3 special dividend), to be approved at the Annual General Meeting on May 24, 2002.

Wolfgang Ruttenstorfer, CEO, said today: "In 2001, we again showed that we were able to capitalize on the business climate to deliver another record result, and we are well positioned to face the prevailing harsher business conditions during this year. This strong set of results makes us confident that we have laid the foundation for future growth. We are committed to achieve both our organic growth targets and our financial targets. Our investment policy will support the accelerated growth in E&P, Marketing and melamine and we have therefore increased our investment budget for the Group to EUR 2.7 billion over the next three years."

Despite the challenging market conditions that deteriorated during 2001, all but one of the businesses recorded improved performances. The constantly decreasing oil price affected the result of Exploration and Production (E&P), and steady volumes and low costs could not compensate for the marked price decrease. Refining and Marketing (R&M) showed further impressive growth by increasing its EBIT (earnings before interest and tax) by almost three times mainly as a result of higher sales volume, increased contributions from petrochemicals and marketing and lower costs. Gas reported a stable performance mainly because of higher demand and higher prices. Chemicals and Plastics (C&P) improved due to recovered demand and higher margins.

Economic climate

In 2001 the boom and record growth in world trade came to an abrupt end, and the slowdown was compounded by the tragic events of September 11. World economic growth dropped to 2%. In the **OECD area** real GDP growth which had run at over 3% in 2000, slid to a mere 0.8%, and in the USA it dropped to 1%. The Japanese economy also contracted. In the **EU** GDP grew by only 1.6%, reflecting a weakening in both domestic demand and exports. Economic trends were mixed in **Central and Eastern Europe**. GDP growth slowed in Bulgaria, Hungary, Poland, Serbia and Slovenia, but picked up in Croatia, the Czech Republic and Slovakia. In **Austria** real economic growth slipped from over 3% in 2000 to 1.1% in 2001. The main factor depressing demand was a 0.5% decline in investment which chiefly affected the construction sector. Although absolute employment figures were slightly higher the unemployment rate rose to 3.9%. According to harmonized EU indices annual inflation in member states increased to 2.3%.

The **world oil market** was hit by slowing demand due to the economic downturn. In 2001 world oil demand inched up by 0.1 mn bbl/d to 76 mn bbl/d. At 76.8 mn bbl/d world crude production likewise recorded a 0.1 mn bbl/d year-on-year increase. The resultant supply overhang was only kept under control by output cuts by OPEC which reined back production of crude oil and NGL by 0.6 mn bbl/d, while non-OPEC countries boosted production by 0.7 mn bbl/d.

Crude oil prices were again subject to wide fluctuations in 2001. During the early weeks of the year prices rose in response to OPEC's announcement of a 1.5 mn bbl/d production cut. In mid-March and immediately after the September terrorist attacks prices again briefly spiked, almost hitting USD 30/bbl. Calming messages from OPEC pushed prices below USD 20/bbl by mid-November. The annual average price of Brent fell by almost 14% to USD 24.50/bbl. Following the turbulent markets of 2000, **Rotterdam petroleum product prices** moved more closely in step with crudes in 2001. The average prices of the main product categories for the year as a whole were off by between 13–15%. The decline would have been even more pronounced if the US dollar exchange rate had not risen by 4%.

According to preliminary estimates Austrian **primary energy** use grew by 4% year on year, with all energy forms posting increases. The reasons for this were a fall of over 1 °C in average temperatures and a shift from hydropower to thermal generation because of the cold, relatively dry weather in the fourth quarter. For example, this led to a gain of about 7% in **gas demand**, to 7.8 bcm.

In the **petroleum product markets** served by the OMV Group there was a modest recovery in demand, which rose by about 1% to pass the 65 mn t mark. In **Austria** total sales volume rose by around 3% to 10.8 mn t. Among transportation fuels there was a 5% increase in diesel sales, a 1% dip in gasoline demand and a fall in sales of aviation fuel. Deliveries of extra light heating oil jumped by 20%, and those of light heating oil were up by 3%, whereas heavy heating oil demand slumped by some 25%. In **Bavaria** overall sales growth of 2% was mainly accounted for by strong heating oil demand (up by 8%) while gasoline sales decreased by 4%. In **Hungary** sales of transportation fuels advanced by 4% but heating oil sales were 12% down, resulting in an overall reduction of 2%. In the **Czech Republic** transportation fuel demand climbed by 3%, but an 11% drop in heating oil sales held overall growth to 2%. In **Slovakia** a 5% increase in diesel demand was accompanied by a strong increase of at least 20% in heating oil sales, leading to a remarkable growth. In **Slovenia** the market reflected growing diesel and decreasing

gasoline demand. In **Bulgaria** the market stagnated due to a drop in gasoline and heating oil demand by more than 6% and 5% respectively, which could not be compensated by the growing diesel demand by 4%. In Romania there were increases in transportation fuel sales of about 3%, whereas heating oil demand was down on the previous year.

The European **chemical** industry, which is responsible for about one-third of global production, registered output growth of only 1%. On the **fertilizers** market the capacity reductions across the EU between 1999 and 2001 balanced straight nitrogen fertilizer supply and demand. The supply situation was further tightened by a production outage at one of the largest European plants due to an accident. Following the upward trend of the **melamine** market in 2000, demand declined by some 4% in 2001. The weak European wood based materials industry and the continuing crisis in the building industry had a negative impact on demand and prices. The growth of West European polyolefin demand, which ran at almost 4% in the first half of 2001, fell back in the second half, resulting in an increase of 2% for the year as a whole. Due to the commissioning of new plants and growing volumes of imports from the Middle East capacity utilization slipped to about 82%. Average polypropylene prices for the year as a whole were virtually unchanged, while polyethylene prices were about 10% down on the previous year's level.

Income statement

Consolidated sales excluding excise petroleum tax for 2001 increased by 4% to EUR 7,736.38 mn (2000: EUR 7,454.47 mn). Each business segment grew its turnover mainly as a result of either increased product price levels or sales volume. R&M was again the largest contributor to sales, accounting for about 72% of the total consolidated sales in the period under review. Gas accounted for approximately 18%, C&P for 6%, and E&P for 4%.

The Group's **EBIT** increased by 24% to EUR 609.65 mn (2000: EUR 490.49 mn), thus continuing the growth trend. This was predominantly due to the significant improvement in R&M and the strong result in E&P. Gas and C&P also recorded better results than in 2000. Special charges decreased markedly to EUR 92.62 mn (2000: EUR 176.73 mn) and mainly consisted of personnel related expenses. As a result, the growth rate for the clean figure is smaller than that of the reported one. Therefore, **clean EBIT** increased by 5% to EUR 702.27 mn (2000: EUR 667.22 mn).

When comparing Q4/01 to the corresponding period in 2000, the largest improvement was recorded in R&M which benefited from higher volumes, lower special cost items and better marketing results. Gas increased its Q4 results by 15%. Both E&P and C&P reported a decline in their quarterly EBIT by 69% and 48% respectively. Consequently, total reported EBIT for Q4/01 declined by 29% to EUR 99.65 mn, and clean EBIT decreased by 42% to EUR 157.34 mn. Special charges in Q4/01 increased over Q3/01 because of additional pension fund contributions.

Financial charges were EUR 39.94 mn (2000: EUR 37.76 mn), resulting from lower income from investments (net decrease from EUR 10.30 mn to EUR 5.77 mn). Equity income attributable to OMV from the Company's stake in Borealis decreased from EUR 10.43 mn to a loss of EUR 9.43 mn. Borealis' results suffered from squeezed profit margins although this was mitigated by increased sales volume and improved plant operations.

Income from ordinary activities increased considerably by 26% to EUR 569.71 mn (2000: EUR 452.74 mn). At EUR 188.06 mn **taxes on income** increased compared to last year, and the corporate tax rate rose from 29% to 33%. This is mainly due to the abolishment of an Austrian investment incentive, the lower results from Borealis (profits from this company generally reduce the average Group tax rate), last year's benefit of the tax reform in Germany, and better earnings expectations for the use of the tax loss carry forwards for the deferred tax. Compared to Q3/01 the tax rate in Q4/01 increased due to the Libyan tax paid cost system for crude oil volumes. This led to a **net income** for 2001 of EUR 381.65 mn, an increase of 18% (2000: EUR 322.56 mn). Compared to the fourth quarter of 2000, net income in Q4/01 declined by 25% to EUR 61.38 mn.

Balance sheet, capital expenditure and gearing

The Company's **balance sheet** remained strong and gives room for financial flexibility. Total assets decreased slightly to EUR 5.77 bn (December 31, 2000: EUR 5.83 bn). Fixed assets however increased to EUR 3.98 bn (December 31, 2000: EUR 3.93 bn). The decrease in tangible assets was fully compensated by increases in financial and, to a smaller degree, intangible assets mainly due to a smaller number of consolidated companies. **Additions to fixed assets** amounted to EUR 515.51 mn (2000: 703.56 mn), of which about 76% resulted from additions to tangible assets (2001: EUR 391.80 mn; 2000: EUR 477.12 mn). Additions to financial assets were EUR 93.08 mn (2000: 216.03 mn) and additions to intangible assets were EUR 30.63 mn (2000: 13.77 mn). **Current assets** decreased slightly to EUR 1.63 bn (December 31, 2000: EUR 1.71 bn).

Capital expenditure slowed markedly, decreasing by 32% from EUR 669.26 to EUR 451.91 mn. Of the total, 42% was invested in R&M, mainly in Marketing activities, and E&P and Gas received 29% and 15% respectively. C&P accounted for about 8% of the total and the Corporate segment, including the investment in the 10% stake in MOL, the Hungarian oil and gas company, accounted for 5%. Stockholders' equity improved by 14% mainly due to the strong earnings. The Group's **equity ratio** grew to 39% (December 31, 2000: 34%). Treasury stock increased to EUR 9.04 mn because of a share buy back of 26,000 shares in June and July (December 31, 2000: EUR 5.78 mn). Liabilities decreased markedly as a result of the transfer of the long term special financing into deferred income and lower liabilities due to banks.

As of December 31, 2001, bank loans, overdrafts and Group clearing liabilities of EUR 605.99 mn (December 31, 2000: EUR 732,97 mn) compared with current financial assets and Group clearing receivables totaling EUR 220.10 mn (December 31, 2000: EUR 175.36 mn). Thus, **net debt** decreased markedly from EUR 557.61 mn to EUR 385.89 mn as of December 31, 2001. Consequently, the **gearing ratio** (net debt divided by stockholders' equity) also declined significantly from 28% at the end of 2000 to 17%.

Cash flows

Net cash provided by operating activities grew significantly by 29% to EUR 786.26 mn. The increase resulted mainly from the growth in net income driven by the high results of the operating businesses, higher depreciation and non-cash earnings from deferred taxes. Sources of funds similarly showed a marked growth to EUR 717.09 mn (2000: EUR 546.15 mn). This year's decrease in net working capital was higher at EUR 69.17 mn (2000: decrease of EUR 64.61 mn), mainly due to decreases in accounts receivable and inventory mitigated by a decline in short-term provisions as a result of income tax

payments. **Net cash used in investing activities** decreased from EUR 568.66 mn to EUR 419.46 mn and included inflows from disposals of EUR 62.45 mn (2000: EUR 85.12 mn). **Net cash used in financing activities** grew to an outflow of EUR 302.05 mn (2000: EUR 75.84 mn) due to a decrease in short term financing activities. Cash and cash equivalents increased by EUR 67.18 mn to EUR 189.14 mn since the beginning of the year at EUR 121.96 mn (2000: decrease by EUR 0.30 mn to EUR 152.08 mn).

US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, restructuring expenses, pensions, severance and jubilee payments, and the deferred tax adjustments on these items.

The stockholders' **equity** according to US GAAP increased to EUR 2.34 bn (December 31, 2000: EUR 2.12 bn), some 4% higher than the corresponding ACC equity of EUR 2.25 bn. The main positive reconciliation items were depreciation, provisions, and restructuring, whereas adjustments concerning write-downs in E & P, pension, severance and jubilee *payments and deferred tax decreased the Group's equity.* **Net income** *according to* US GAAP for 2001 was EUR 388.51 mn (2000: EUR 358.93 mn), thus only slightly higher than the ACC net income of EUR 379.20 mn (excluding minorities). The positive effects of pension, severance and jubilee payments' adjustments and derivatives were mitigated by higher restructuring charges under US GAAP regulations. US GAAP net income for the fourth quarter of 2001 at EUR 66.78 mn was the lowest one in 2001 and reflected personnel restructuring charges and deferred tax from accounting differences.

Personnel

At the end of the year 2001, the OMV Group's **headcount** decreased by 2% to 5,659 employees (December 31,2000: 5,757). The number of people retired was counterbalanced by the inclusion of new companies and increased staff requirements in international E & P.

The businesses:
Exploration and Production (E & P)

Q4/01	Q4/00	in EUR million	2001	2000
26.90	86.46	EBIT	272.97	319.54
57.05	123.85	Clean EBIT	311.75	372.79

Overall demand for crude oil in 2001 rose by about 1% to 76 mn bbl/d compared to last year. Global production at 76.8 million bbl/d was slightly above last year's level resulting in a crude oil oversupply. The average Brent crude price of USD 24.46/bbl in 2001 was USD 3.98/bbl (14%) lower than in 2000. The comparison between the fourth quarter of 2001 and that of 2000 shows an even sharper decline of more than USD 10/bbl. During 2001 the price fluctuated between USD 30.6/bbl in February and USD 19.7/bbl in October. The price reactions were largely the result of OPEC's frequent adjustments of

production to reflect market conditions. The US dollar continued to be strong in the fourth quarter and the Euro exchange rate averaged 0.90 USD/EUR in 2001. In comparison to 2000 (0.92 USD/EUR), the Euro lost almost 3% of its value.

Segment sales in E&P declined by 20% to EUR 765.37 mn (2000: from EUR 954.03 mn) mainly as a result of significantly lower crude prices whereas gas prices, although gas prices increased by 3%. The Company's average realized crude price in 2001 of USD 24.09/bbl was down by almost 7% (2000: USD 25.77/bbl). A positive factor was the stronger US dollar.

EBIT declined by 15% to EUR 272.97 mn (2000: EUR 319.54 mn). **Clean EBIT** decreased by 16% to EUR 311.75 mn. Restructuring expenses charged against EBIT were EUR 19.78 mn, some EUR 17 mn below last year's level. In addition a write-off in Australia and minor stock impairments were charged. Production costs excluding royalties (OPEX) for the full year 2001 reduced to USD 4.82/boe (2000: USD 4.86/boe). The major contributors to earnings were the Company's domestic, Libyan and UK operations. Exploration costs for the full year almost doubled to EUR 72.53 mn (2000: EUR 48.38 mn), mainly due to increased activities in Australia, Austria, Libya, the UK and Sudan. 3-year-finding costs increased slightly from USD 1.4/bbl to USD 1.5/bbl. The storage fee charged by E&P to the Gas business has been increased from EUR 19.6 mn in 2000 to about EUR 30.3 mn. This reflects the fair operating and capital cost associated with these storage assets.

Compared to the third quarter, Q4 EBIT decreased to EUR 26.90 mn and was significantly lower than in the previous quarters (Q3/01: EUR 63.82 mn) reflecting a lower crude price level, whereas exploration costs were lower (Q4/01: EUR 16.95 mn; Q3/01: EUR 17.91 mn). The average realized crude price in the fourth quarter declined by almost 27% (Q4/01: USD 18.28/bbl compared to Q3/01: USD 24.99/bbl). Production costs excluding royalties (OPEX) in Q4 of USD 5.21/boe were lower than in the previous quarter (Q3/01: USD 5.61/boe) as they fluctuate with the progress of ongoing projects and therefore cannot be evenly allocated over the four quarters. Sales volume was higher than in Q3/01, especially in Austria and Libya, stemming from differing quarterly lifting schedules.

Total production of oil, NGL (natural gas liquids) and gas was stable at 28.5 mn boe representing a daily production rate of about 78,000 boepd. (81,000 boe/d as of December 31, 2001). Oil and NGL production at 19.7 mn bbl was slightly below last year's level of 20.0 mn bbl, chiefly due to lower output in Australia and in UK . Gas production increased by 2.5% to 52.3 bcf (FY/01: 51.0 bcf) which was mainly attributable to higher UK and domestic production volumes. On a quarterly basis, total output in Austria increased when compared to Q3/01 and compensated for lower Libyan and UK output. Australian production remained stable.

An operational highlight of 2001 was the start of the development of the gas field Patricia Baleen (Australia) in August. The first gas is scheduled for delivery in September 2002 and total gas production is estimated to be 16 bcf per year. In December the Miano gas field (Pakistan), with gas sales deliveries of about 100 mn scf per day, commenced production. In January 2002 the first gas was produced from the Skene field (UK). Production from this field is estimated to be up to 180 mn scf per day. In February 2002 the Jade oil and gas field came on stream with an expected plateau production of 16,000 bbl/d oil and 200 mn scf per day of gas by the third quarter of 2002.

In the course of 2001 substantial oil discoveries in Libya (Murzuk Basin), in Australia (Timor Sea) and Austria (Vienna Basin) were made. Exploration entries in Iran, Ireland and Yemen demonstrate OMV's strategy of expanding its E & P activities.

Refining and Marketing (R & M)

Q4/01	Q4/00	in EUR million	2001	2000
45.61	**17.76**	**EBIT**	**223.09**	**79.21**
75.64	108.40	Clean EBIT	279.25	191.71

The **segment's sales** figure remained stable at EUR 5,579.83 mn (2000: EUR 5,625.29 mn, a decrease of 1%). The increases in volumes in both Refining and Marketing volumes were mitigated by the marked decline in product prices both in bulk and petrochemicals, particularly during the second half of 2001. After the successful completion of the scheduled turnarounds of some refinery plants in 2000 and some minor adjustments in 2001, volumes in Refining returned to normal levels. Sales growth in Marketing compensated for the decline in the Refining business.

Reported EBIT in R & M improved markedly and almost tripled to EUR 223.09 mn (2000: EUR 79.21 mn). **Clean** EBIT improved by 46% due to the reduction of special items and stood at EUR 279.25 mn (2000: EUR 191.71 mn). The main drivers for this substantial improvement were – apart from lower personnel related expenses in special items – higher volume sales in the bulk business, assisted by the strong demand for middle distillates as the cold season began, the remarkable growth in marketing and the strong result in petrochemicals. The EBIT contribution of **petrochemicals** was EUR 103.09 mn with increased volumes compensating for a small decrease in margins (2000: EUR 74.18 mn).

The comparison between the fourth quarter of 2001 and that of 2000 shows a strong performance in petrochemicals, both in volumes and margins. However, the bulk business suffered and reflected the substantial drop in margins. When compared to the third quarter 2001, the effect of seasonably lower bulk quantities sold is evident. In Marketing conditions continued to improve compared to last year. Of the total, the larger portion stems from the Group's international activities, in particular from commercial sales.

Refining sales volume increased by 9% to 11.82 mn t (2000: 10.84 mn t) due to the completion of last year's program of turnaround stops. Schwechat sold 8.63 mn t, including exports, petrochemicals and third party processing, an increase of 7% (2000: 8.03 mn t). Burghausen contributed 3.19 mn t to sales volume, an increase of 13% (2000: 2.81 mn t).

Exports from Schwechat, mainly to our CEE marketing subsidiaries, showed a remarkable increase of 17% to 1.45 mn t (2000: 1.24 mn t).

OMV's refining crude input increased to 12.26 mn t and capacity utilization grew to 94% (2000: 88%). The utilization rate in Schwechat improved again to 92% (2000: 87%) and Burghausen was utilized at full capacity (2000: 91%). OMV **processed** a stable 0.96 mn t of equity oil in 2001 (2000: 0.96 mn t) while imported crude oil grew to 9.47 mn t (2000: 8.43 mn t). The origins of the imported crudes have changed slightly, coming mostly from Libya, Russia, Syria and Iraq. Crude input for third party processing in Schwechat decreased by 7% to 1.83 mn t (2000: 1.98 mn t).

The toll processing agreements for crude oil with four international companies will expire on December 31, 2002. OMV will continue to offer the full range of products to the former third party processing partners.

In **Marketing**, sales volume from the consolidated domestic and international companies increased by about 13% to 7.77 mn t (2000: 6.89 mn t). Both the filling station and commercial businesses contributed to this growth, with the main driver being the international commercial business. This is demonstrated by the international sales volume, which increased markedly by 17% to 4.47 mn t (2000: 3.82 mn t). In Austria, total sales volume increased by 7% from 3.07 mn t to 3.30 mn t. Strengthened demand, especially in the third quarter, improved margins and sales volume in commercial sales. Austrian retail margins however came under pressure compared to last year.

Compared to the corresponding period last year, the domestic and international retail and the commercial businesses grew their sales volume in the fourth quarter 2001. International volumes also showed an increase compared to the strong third quarter of 2001, whereas Austrian quantities showed a decline over Q3/01.

Since the end of 2000, the OMV **retail network** increased by 24 to a total of 1,160 stations (December 31, 2000: 1,136). In Austria there were 534 stations in operation at the end of 2001 and the scheduled closure of 14 stations was compensated for by the international expansion. The proportion of international stations is continuously growing and stood at 54% at the year end 2001 with 626 stations in operation (2000: 52%; 588 stations). OMV has retail stations in Bulgaria (2001: 51; 2000: 36), Croatia (2001: 25; 2000: 22), Czechia (2001: 110; 2000: 109), Germany (2001: 79; 2000: 81), Hungary (2001: 114; 2000: 116), Italy (2001: 66; 2000: 55), Romania (2001: 34; 2000: 17), Slovakia (2001: 51; 2000: 61), and in Slovenia (2001: 96; 2000: 91).

According to preliminary figures, the average retail market share held by the OMV Group was stable at approximately 15%, with Austrian market share at about 20% and the international retail market share at about 12%.

Gas

Q4/01	Q4/00	In EUR million	2001	2000
31.63	27.57	EBIT	110.54	104.97
31.49	33.02	Clean EBIT	110.97	111.95

Segment sales of Gas increased by 16% in 2001 to EUR 1,438.17 mn (2000: EUR 1,242.55 mn), mainly as a result of higher gas prices traditionally lagging behind crude prices on the world market. This led to higher revenues, in particular in the gas supply business.

This was also the main reason for the slight improvement in **EBIT** which increased by 5% to EUR 110.54 mn (2000: EUR 104.97 mn). In particular, the supply and carrier business unit showed a strong performance compared to 2000, mainly due to a good overall cost position, favorable market conditions and the successful marketing of OMV's capacity. New transmission contracts on PENTA West and TAG and the start-up of the first phase of TAG Loop II were also a contributing factor. However, contracted storage volumes

decreased by 5%, as long-term contracts were only partly renewed. **Clean EBIT** decreased by less than 1% to EUR 110.97 mn mainly due to higher restructuring charges in 2000.

On a quarterly basis, EBIT in the fourth quarter of 2001 increased by almost 53% to EUR 31.63 mn compared to Q3/01 in line with the long-term seasonal demand patterns. Compared to the fourth quarter 2000 EBIT improved by 14% (Q4/00: EUR 27.57 mn). Higher costs for the storage fee were offset by improved overall sales volumes (including OMV's production) and import revenues in gas supply and the carrier business.

In 2001 **import volumes** of 5.89 bcm were slightly below last year's volume (2000: 5.91 bcm). Import sales volume (excluding own production) remained stable at 5.63 bcm. In Q4/01, import and sales volumes both increased by more than 27% and 29% respectively in comparison to Q3/01. As of December 31, physical storage levels of gas reserves held for OMV customers decreased to 0.81 bcm (2000: 1.32 bcm) as the increased demand due to the cold winter was primarily met from storage volumes. In October 2001 the first stage of the TAG Loop II was completed, thus increasing the annual transport capacity of the system by 3 bcm.

The new marketing unit continued to prepare the ground for strengthening its position in the market and compensated for the loss of volumes in the domestic market with some sales in Germany. An agreement between OMV and the other big players in the Austrian natural gas market was reached in February 2002, creating a strong Austrian cooperation to respond to the liberalizing European gas market. OMV Erdgas GmbH, Oberösterreichische Ferngas and EnergieAllianz partners EVN AG, Wiengas GmBH, BEGAS AG and Linz AG have agreed to set up a joint marketing company for industrial and large commercial customers, in which OMV Erdgas GmbH will hold a 50% stake The necessary cartel application will be submitted within the next few weeks. The partners expect this cooperation to improve their international standing and that their joint efforts will lead to long-term growth in natural gas sales.

At the Extraordinary General Meeting held on September 20, shareholders approved the spin off of OMV's Gas segment into a wholly owned subsidiary. The new company OMV Erdgas GmbH covers gas transmission, storage and trading. The production of gas and associated extraction activities as well as the operating of gas storage facilities remains within the parent company.

In order to further align the corporate structure of the gas transmission via the Trans-Austria-Gasleitung (TAG) with the EU gas directive and the Austrian Gas Act the transportation rights and operations have been transferred from TAG FINCO (headquartered in Hamilton/Bermudas) to Trans-Austria-Gasleitung Gesellschaft m.b.H., headquartered in Vienna, shareholders OMV Erdgas GmbH 11% and SNAM 89%. The new structure will ensure a direct response by local partners to transport inquiries.

Chemicals and Plastics (C & P)

Q4/01	Q4/00	In EUR million	2001	2000
13.05	25.12	EBIT	48.74	35.47
10.70	17.86	Clean EBIT	45.99	28.57

Segment sales in Chemicals and Plastics rose by 3% to EUR 439.70 mn (2000: EUR 426.90 mn) as a result of higher product prices compensating for lower sales volume, although sales volume in fertilizers and melamine did recover in the course of the year. Following three very strong quarters, **EBIT** for the full year increased by 37% to EUR 48.74 mn (2000: EUR 35.47 mn) as a result of higher margins. Also **clean EBIT** improved by 61% to EUR 45.99 mn, excluding one-off gains on the disposal of real estate.

Compared to Q3/01, the result in the fourth quarter of 2001 increased by about 9% to EUR 13.05 mn, reflecting the improved margins. In comparison with Q4/00 (EUR 25.13 mn) EBIT was significantly lower mainly as a result of lower melamine and fertilizer sales volumes.

Melamine revenues rose due to the continued elevated price levels in response to high feedstock costs which began to rise in the last quarter of 2000 but were slowly falling again in the second half of 2001. The high prices more than compensated for the reduced sales volumes in comparison to the full year 2000, which were mainly caused by lower demand from the European wood processing industry.

In August, Agrolinz Melamin GmbH signed an agreement to construct a new melamine plant in Germany using its newest proprietary production technology, thus strengthening its global position.

The **fertilizer** business unit reflected industry trends, with a 12% decrease in sales volume compared to 2000. The marked fall in sales in the first half of 2001 resulting from the bad weather conditions were partly offset in Q3 and Q4. However, revenues improved significantly, in particular due to calcium ammonium nitrate.

In Plastics, the **geo-textile** business saw a marked increase in sales volume of 5% in 2001. However, this was offset by the pressure on margins resulting from polypropylene prices, which remained relatively high in comparison with Q3/01. Overall, this led to a lower contribution to segment results, with a decrease of 11% compared to last year.

Outlook for 2002

In 2001 the earnings of oil companies throughout the world were buoyed by high average price levels, though these did fall during the year. However the improvement in the OMV Group's earnings was due not only to oil price trends but also to the improvement in the profitability of its R&M and C&P operations. However, the earnings performance of all the Group's business segments except C&P weakened in the course of the year.

Our market forecasts for 2002 are based on the expectation that oil prices will be significantly below their average level in 2001, and that there will be a lagged fall in gas prices. We also anticipate tighter margins for bulk and petrochemical products.

Results from **Marketing** should again improve, due to continued growth and the impact of cost reduction programs introduced in 2001, but prospects are less promising for **Refining**. At the outset of 2002 the earnings position of the refineries was highly unsatisfactory, but trends for the year as a whole cannot be predicted with any certainty because of the high degree of short-term price volatility to which this area of operations is subject. While **E&P** is still capable of posting excellent results at a price level of USD 20/bbl, if anticipated price trends are borne out, a marked decline in earnings is virtually unavoidable. We do not expect this fall to be wholly counterbalanced by improved results from other segments such as **C&P**. The EBIT contribution of the **Gas** business for 2002 is likely to decrease, partly because of market conditions and partly as a result of corporate restructuring. The strategic move towards a reliance on a strong distribution company which will no longer be fully consolidated means that profits, which were previously included in EBIT, will in future be reported as income from investments. Earnings expectations for **Borealis** remain depressed, and it is not expected to benefit from a cyclical upturn until 2003.

On the basis of the information currently available to us we do not anticipate a repetition of last year's record Group earnings in 2002. Nevertheless, we have set ourselves highly ambitious earnings targets for this year, and we do not regard the expected downturn in profits as a reversal of the underlying trend of steadily improving earnings which we have achieved in recent years.

As regards **capital expenditure** the near-term strategy is to drive self-financed organic growth. Capital expenditure of about EUR 2.7 bn is planned for the next three years. In line with the Group's strategy, investment will be mainly channeled into accelerating the growth of **E&P** (42% of total CAPEX), the international Marketing operations (R&M 38%) and the Melamine business (C&P 8%, Gas 9% and Co&O 3%).

This spending, and the strategic goals for the businesses are aimed at further strengthening the Group's overall position and the profitability of its operations. Management continues to aim for achieving a ROACE that is 3% higher than the weighted average cost of capital. These goals, and the execution of the strategy required to attain them, should send a strong signal to capital markets about OMV's determination to perform to its full value potential.

— **Ends** —

For further information, please contact:
OMV
Brigitte H. Juen, Investor Relations Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz-Al-Ani, Press Office Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Homepage: www.omv.com
Weber Shandwick Square Mile
Claudine Cartwright, London Tel: +44 207 950 2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next results announcement: **First quarter 2002** on May 14, 2002, 8.30 am (CET)

Financial calendar:

Results for January–March 2002 and first quarter	May 14, 2002, 8.30 am (CET)
Annual General Meeting	May 24, 2002, 10.30 am (CET) in Vienna
Results for January–June and second quarter 2002	August 13, 2002, 8.30 am (CET)
Results for January–September and third quarter 2002	November 12, 2002, 8.30 am (CET)
Full year and fourth quarter results 2002	Early March 2003, 8.30 am (CET)

* * * * * * * * *

Tables follow

Note: Please note that the income statement format has been changed as of January 1, 2001 from the total-cost accounting format (expenditure format) to the cost-of-sales accounting format (functional approach). All figures have been adapted accordingly.

Financial statements according to ACC (Austrian Commercial Code), in EUR

(Rounded figures sometimes do not add up.)

Q4/01	Q4/00	**Sales** in EUR 1,000	2001	2000
135,632	317,675	E & P	765,367	954,027
1,275,590	1,449,816	R & M	5,579,826	5,625,292
473,776	405,522	Gas	1,438,169	1,242,546
113,001	121,604	C & P	439,696	426,895
16,737	1,686	Corporate and Other	80,902	10,051
2,014,736	**2,296,302**	**Segment subtotal**	**8,303,960**	**8,258,810**
(51,189)	(239,301)	less: internal sales	(567,576)	(804,342)
1,963,547	**2,057,001**	**OMV Group**	**7,736,384**	**7,454,468**

Q4/01	Q4/00	**EBIT** in EUR 1,000	2001	2000
26,900	86,459	E & P	272,973	319,535
45,609	17,761	R & M	223,091	79,213
31,629	27,565	Gas	110,541	104,969
13,051	25,123	C & P	48,741	35,472
(17,538)	(16,386)	Corporate and Other	(45,697)	(48,696)
99,651	**140,522**	**Segment subtotal**	**609,649**	**490,493**
57,685	131,311	Special items	92,620	176,732
30,145	*37,395*	*thereof: E & P*	*38,780*	*53,255*
30,030	*90,641*	*R & M*	*56,160*	*112,498*
(140)	*5,457*	*Gas*	*430*	*6,983*
(2,350)	*(7,267)*	*C & P*	*(2,750)*	*(6,904)*
0	*5,086*	*Corporate and Other*	*0*	*10,900*
157,336	**271,833**	**OMV Group clean**	**702,269**	**667,225**

Consolidated balance sheet in EUR 1,000		
Assets	Dec. 31, 2001	Dec. 31, 2000
A. Fixed assets		
I. Intangible assets	130,865	115,448
II. Tangible assets	2,923,190	2,946,428
III. Financial assets	928,786	867,021
	3,982,841	**3,928,897**
B. Current assets		
I. Inventories	385,821	422,523
II. Accounts receivable and other assets	1,020,013	1,111,634
III. Cash in hand and cash at bank, securities	229,129	171,264
	1,634,963	**1,705,421**
C. Deferred taxes	130,677	167,289
D. Prepaid expenses and deferred charges	23,062	32,210
	5,771,543	**5,833,817**
Stockholders´ equity and liabilities in EUR 1,000	Dec. 31, 2001	Dec. 31, 2000
A. Stockholders´ equity		
I. Capital stock	196,290	196,290
II. Capital and revenue reserves, unappropriated income	2,018,596	1,742,582
III. Treasury stock	9,036	5,775
IV. Minority interests	24,484	23,077
	2,248,406	**1,967,724**
B. Provisions		
I. Provisions for severance payments and pensions	695,450	719,847
II. Other provisions	356,782	400,502
	1,052,232	**1,120,349**
C. Liabilities	1,810,481	2,412,244
D. Accrued decommissioning and restoration costs	222,315	222,329
E. Deferred income	438,109	111,171
	5,771,543	**5,833,817**

Q4/01	Q4/00	Consolidated statement of income in EUR 1,000 (see note on previous page)	2001	2000
2,466,781	**2,644,517**	**Sales including excise petroleum tax**	**9,630,413**	**9,218,454**
(503,237)	(587,516)	Petroleum excise tax	(1,894,029)	(1,763,986)
1,963,544	**2,057,001**	**Sales excluding excise petroleum tax**	**7,736,384**	**7,454,468**
(23,435)	(20,408)	Direct selling expenses	(97,063)	(85,045)
(1,667,514)	(1,641,480)	Cost of goods sold	(6,479,989)	(6,255,260)
272,595	**395,113**	**Gross profit**	**1,159,332**	**1,114,163**
52,747	52,813	Other operating income	85,860	86,372
(82,797)	(80,073)	Selling expenses	(281,139)	(273,963)
(36,521)	(17,757)	Administrative expenses	(133,589)	(132,552)
(21,783)	(25,954)	Exploration expenses	(66,467)	(48,840)
(4,691)	(5,997)	Research and development	(20,572)	(18,841)
(79,899)	(177,624)	Other operating expenses	(133,776)	(235,846)
99,651	**140,521**	**Earnings before interest and tax**	**609,649**	**490,493**
(4,252)	(20,870)	Financial expenses	(39,942)	(37,757)
95,399	**119,651**	**Income from ordinary activities**	**569,707**	**452,736**
(34,015)	(38,326)	Taxes on income	(188,057)	(130,174)
61,384	**81,325**	**Net income for the period**	**381,650**	**322,562**

Q4/01	Q4/00	**Summarized statement of cash flows** in EUR 1,000	2001	2000
61,384	81,325	Net income for the period	381,650	322,562
85,169	54,389	Depreciation and other	335,435	223,589
146,533	135,714	Sources of funds	717,085	546,151
(63,990)	(45,972)	Decrease (increase) in net working capital	69,180	64,613
82,563	**89,742**	**Net cash provided by operating activities**	**786,265**	**610,764**
(128,623)	(244,398)	Capital expenditure	(481,906)	(653,785)
5,843	27,208	Proceeds from the sale of fixed assets and subsidiaries	62,449	85,124
(122,780)	**(217,189)**	**Net cash used in investing activities**	**(419,457)**	**(568,660)**
18,191	**99,069**	**Net cash used in financing activities**	**(302,054)**	**(75,838)**
2,239	(1,902)	Effect of exchange rate changes	2,424	3,621
(19,787)	(30,280)	Net increase (decrease) in cash and cash equivalents	67,178	(30,113)
208,929	152,244	Cash and cash equivalents at beginning of period	121,964	152,077
189,142	121,964	Cash and cash equivalents at end of period	189,142	121,964

US GAAP reconciliation of net income and stockholders' equity:

(Rounded figures sometimes do not add up.)

Stockholders' Dec. 31, 2001	equity Dec. 31, 2000	**US GAAP reconciliation** in EUR 1,000	2001	2000
2,248,406	**1,967,724**	**Equity and net income according to ACC**	**381,650**	**322,562**
(24,483)	(23,077)	Income attributable to minority interests	(2,452)	(1,448)
2,223,923	**1,944,647**	**Equity and net income after minority interests**	**379,198**	**321,114**
157,174	195,697	Depreciation of fixed assets (other than E & P)	(38,523)	(40,334)
52,063	41,021	Depreciation of fixed assets in E & P	(11,212)	2,674
(9,036)	(5,775)	Treasury stock	(532)	704
(1,074)	(3,217)	Sale and leaseback transactions	2,142	2,143
(12,959)	(13,838)	Purchases of associates	919	1,016
(130,208)	(60,154)	Severance payments, pensions and jubilee payments	34,033	2,974
51,794	74,945	Restructuring costs	(23,151)	74,945
59,829	53,901	Other provisions	5,985	(2,123)
2,039	2,588	Foreign currency translations and transactions	78	1,839
16,992	(1,940)	Securities	2,200	766
18,921	–	Derivative instruments	18,173	16,635
779	2,017	Changes in accounting principles: plant upgrades	(1,238)	(11,894)
(85,722)	(113,023)	Deferred taxes	(1,990)	(11,524)
110,592	**172,223**	**Total reconciliation**	**9,308**	**37,821**
2,344,515	**2,116,870**	**Equity and net income according to US GAAP**	**388,506**	**358,935**

Q4/01	Q4/00	OMV Fact sheet	2001	2000
27	27	**Non-par value shares outstanding** in million (mn)	27	27
26.90	26.93	***# of shares less treasury stock*** *(mn, EPS calculation)*	26.92	26.96
2.25	3.01	**Earnings per share** (reported, ACC) in EUR	14.09	11.95
3.67	6.46	**Earnings per share** (clean [1], ACC) in EUR	16.39	16.61
2.48	4.80	**Earnings per share** US GAAP in EUR	13.94	13.31
0.90	0.87	**USD exchange rate** in EUR	0.90	0.92
19.38	29.48	**Average Brent crude price** in USD/bbl	24.46	28.44
18.28	28.79	**Average OMV realized crude price** in USD/bbl	24.09	25.77
16.95	19.73	**Exploration costs** in EUR mn	72.53	48.38
5.21	5.21	**Operating expenditure** in USD/boe	4.82	4.86
5.0	5.1	**Crude oil and NGL production** in mn bbl	19.7	20.0
14.4	14.4	**Natural gas production** in bcf	52.3	51.0
7.4	7.6	**Production of crude oil, NGL and gas** in mn boe	28.46	28.50
1.65	1.68	**Gas imports** in bcm	5.89	5.91
1.59	1.61	**Gas sales** excluding own production in bcm	5.63	5.63
0.81	1.32	**Gas storage volume**[2] in bcm	0.81	1.32
3.02	2.79	**Refining crude oil processing** in mn t	12.26	11.40
2.91	2.71	**Refining sales volume** in mn t	11.82	10.84
1,160	1,136	**Marketing retail network** [2]	1,160	1,136
534	*548*	*thereof: Austria*	*534*	*548*
51	*36*	*Bulgaria*	*51*	*36*
25	*22*	*Croatia*	*25*	*22*
110	*109*	*Czech Republic*	*110*	*109*
79	*81*	*Germany*	*79*	*81*
114	*116*	*Hungary*	*114*	*116*
66	*55*	*Italy*	*66*	*55*
34	*17*	*Romania*	*34*	*17*
51	*61*	*Slovak Republic*	*51*	*61*
96	*91*	*Slovenia*	*96*	*91*
1.96	1.72	**Marketing sales volume** [3] in mn t	7.77	6.89
5,659	5,757	**Employees** [2]	5,659	5,757

[1] using the Group's average tax rate
[2] figure of end of quarter is equal to that at end of period
[3] consolidated companies only